SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

7 February 2005	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Receives Tax Orders from the Israeli Tax Authority
Regarding Previous Tax Assessments

NETANYA, Israel – February 7, 2005 – Matav-Cable Systems Media Ltd. (Nasdaq & TASE: MATV) announced today that, further to the previously reported non-concluded discussions and unwritten understandings with the Israeli Tax Authorities (ITA), regarding a possible settlement with respect of the tax orders and the assessments previously issued to Matav and its subsidiary, Cable Systems Media Haifa- Hadera Ltd. (“Matav Haifa”), a settlement with the ITA, at this time, is not available due to several disagreements between the parties. In light of the disagreement, the ITA issued to Matav Haifa tax orders for the years 1998 through 2001, which are based on previously issued tax assessments.

The aforementioned disagreement relates to tax orders and assessments for the years 1997 through 2001 that the ITA issued to Matav and Matav Haifa. Under these assessments and orders, Matav and Matav Haifa are required to pay additional taxes in the aggregate amount of NIS 52 million (excluding interest and inflation adjustments) and to decrease their carry-forward losses for the years 2000 and 2001 by a total amount of NIS 96 million.

Matav and Matav Haifa disagree with the tax orders. According to management’s opinion, based on the evaluation of its external advisers, Matav has well founded arguments against all the claims included in these tax orders, and therefore Matav intends to appeal against these tax orders.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

Shalom Bronstein CFO Matav-Cable Systems Media Ltd. Tel.: +972-9-860-2221

Ayelet Shiloni Integrated Investor Relations Tel.:+1-866-447-8633 Tel:+972-6883-336 ayelet@integratedir.com